UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No.     )(1)

Northwest Airlines Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

667280101

(CUSIP Number)

Simon Davies

Marathon Asset Management LLP

Orion House, 5 Upper St. Martin's Lane, London, WC2H 9EA

44 (0) 20 7497 2211

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 6, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 667280101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) M.A.M. Investments Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom/Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,860,839

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,567,819

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,567,819

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(1)

13.	Percent of Class Represented by Amount in Row (11) 2.9%

14.	Type of Reporting Person (See Instructions) HC, CO, IA

(1) This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by the Reporting Persons (as defined herein) as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the Reporting Persons expressly disclaim such membership.

CUSIP No. 667280101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marathon Asset Management LLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,860,839

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,567,819

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,567,819

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(2)

13.	Percent of Class Represented by Amount in Row (11) 2.9%

14.	Type of Reporting Person (See Instructions) IA, PN

(2) This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by the Reporting Persons (as defined herein) as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the Reporting Persons expressly disclaim such membership.

CUSIP No. 667280101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marathon Asset Management (Services) Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,860,839

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,567,819

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,567,819

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(3)

13.	Percent of Class Represented by Amount in Row (11) 2.9%

14.	Type of Reporting Person (See Instructions) CO

(3) This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by the Reporting Persons (as defined herein) as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the Reporting Persons expressly disclaim such membership.

CUSIP No. 667280101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William James Arah

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,860,839

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,567,819

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,567,819

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(4)

13.	Percent of Class Represented by Amount in Row (11) 2.9%

14.	Type of Reporting Person (See Instructions) IN

(4) This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by the Reporting Persons (as defined herein) as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the Reporting Persons expressly disclaim such membership.

CUSIP No. 667280101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Neil Mark Ostrer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,860,839

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,567,819

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,567,819

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(5)

13.	Percent of Class Represented by Amount in Row (11) 2.9%

14.	Type of Reporting Person (See Instructions) IN

(5) This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by the Reporting Persons (as defined herein) as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the Reporting Persons expressly disclaim such membership.

CUSIP No. 667280101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeremy John Hosking

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 65,000

	8.	Shared Voting Power 1,860,839

	9.	Sole Dispositive Power 65,000

	10.	Shared Dispositive Power 2,567,819

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,632,819

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(6)

13.	Percent of Class Represented by Amount in Row (11) 3.0%

14.	Type of Reporting Person (See Instructions) IN

(6) This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by the Reporting Persons (as defined herein) as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the Reporting Persons expressly disclaim such membership.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule relates is the common stock, par value $0.01 per share (the “Common Stock”) of Northwest Airlines Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2700 Lone Oak Parkway, Eagan, Minnesota, 55121-1534.

Item 2.	Identity and Background

(a) This Schedule is filed by: M.A.M. Investments Ltd., a Jersey corporation (“M.A.M.”); Marathon Asset Management (Services) Ltd., a UK Corporation (“Marathon Ltd.”); Marathon Asset Management LLP, a limited liability partnership incorporated under the laws of England and Wales (“Marathon LLP”); William James Arah, an individual; Jeremy John Hosking, an individual; and Neil Mark Ostrer, an individual.  Each of the foregoing are collectively referred to as the “Reporting Persons.”

Any disclosures made herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.  Although this Schedule is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the (“Exchange Act”), or otherwise.

(b)           The address of the principal executive offices of M.A.M., Marathon Ltd. and Marathon LLP and the addresses for each of Messrs Arah, Hosking and Ostrer is Orion House, 5 Upper St. Martin’s Lane, London, WC2H 9EA, United Kingdom.

(c)           The principal business of Marathon LLP is to act as a registered investment adviser with respect to the accounts managed by it (“Managed Accounts”). MAM’s principal business is acting as the group holding company. The principal business of Marathon Ltd. is providing non-investment services to Marathon LLP. Messrs Arah, Hosking and Ostrer are directors and indirect owners of Marathon Ltd. and owners and Executive Committee members of Marathon LLP.

(d) During the last five years, none of the Reporting Persons have nor, to the best of their knowledge, have any of the directors, executive officers, control persons, general partners or members of such Reporting Persons, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons have nor, to the best of their knowledge, have any of the directors, executive officers, control persons, general partners or members of such Reporting Persons (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Each of Messrs Arah, Hosking and Ostrer are citizens of the United Kingdom.

Item 3.	Source and Amount of Funds or Other Consideration

The total cost for the 2,567,819 shares of Common Stock directly owned by one or more of the Managed Accounts of Marathon LLP and the total cost of the 65,000 shares of Common Stock directly and beneficially owned by Mr. Hosking are set forth in Exhibit A to the Verified Amended Statement of the Ad Hoc Committee of Equity Security Holders Pursuant to Bankruptcy Rule 2019(a) filed as of March 21, 2007 attached hereto as Exhibit 1. All such Common Stock was acquired in open market purchases and was paid for with cash-on-hand.

Item 4.	Purpose of Transaction

The Reporting Persons originally acquired the shares of Common Stock for investment in the ordinary course of business because they believed that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Acquisition of beneficial ownership of, in the aggregate, in excess of 4,450,000 shares of Common Stock requires compliance with certain notice provisions of an order issued in connection with the Issuer’s bankruptcy case (the “Order”). The Reporting Persons may, in the future, seek to acquire beneficial ownership of more than 4,450,000 shares of Common Stock, and, if so, will comply with the Order in all respects. The Reporting Persons’ current investment in Common Stock, as disclosed in this Schedule, requires no action by the Reporting Persons under the Order.

An unofficial Northwest Equity Committee (the “Ad Hoc Committee”) was formed to protect the interests of the holders of the Issuer’s Common Stock. The Ad Hoc Committee retained legal and financial advisors, and on January 11, 2007, first appeared before the United States Bankruptcy Court of the Southern District of New York (the “federal bankruptcy court”) making a motion to compel the Acting United States Trustee (“UST”) to appoint an official Northwest Equity Committee.

The Reporting Persons were concerned that the Issuer has abandoned its public stockholders in all respects, and in particular that there may be a plan or design to transfer value from stockholders to creditors and management by delaying a merger or similar transaction until after the Issuer emerges from bankruptcy. Marathon LLP joined the Ad Hoc Committee on January 30, 2007 and Mr. Hosking joined the Ad Hoc Committee on January 31, 2007.  During a February 14, 2007 hearing, the federal bankruptcy court made clear that issues concerning potential post-emergence transactions do not pertain to a motion for an official equity committee, and moreover, it believes members of the Ad Hoc Committee should not be permitted to investigate such matters. On February 28, 2007, the Ad Hoc Committee withdrew its motion for an official equity committee. Following this withdrawal, on March 13, 2007, the Ad Hoc Committee moved for the UST to appoint an examiner on the limited issue of whether the Issuer and creditors are contemplating a merger or other transaction upon emergence, rather than to engage in such transaction within the reorganization. On April 5, 2007, the UST appointed an examiner to issue a written report regarding whether the Issuer has undervalued the company and ancillary issues. The examiner has until May 14, 2007 to issue its report.

On April 6, 2007, the Issuer filed an amended Form 10-K for the fiscal year ended December 31, 2006 where it indicated that the Common Stock of the Issuer was registered under Section 12(g) of the Securities Exchange Act of 1934.

In addition to the above, the legal advisors to the Ad Hoc Committee have submitted the following motions to the federal bankruptcy court: (i) an objection to the Issuer’s motion extending the exclusive period in which the Issuer may solicit acceptances to its proposed plan of reorganization, (ii) an objection to the adequacy of the Issuer’s proposed disclosure statement, (iii) an objection authorizing the Issuer to enter into an equity commitment agreement with J.P. Morgan Securities, Inc. and certain related matters and (iv) an objection to an order authorizing the Issuer to amend its restructuring agreement with Airbus, settle certain claims with Airbus and file such agreements under seal.

The legal and financial advisors were retained in January 2007 to undertake certain information and diligence projects, to assist the Ad Hoc Committee in determining whether the Issuer was undervalued, to appear in the federal bankruptcy court, and to conduct additional analyses of the business, operations, management, strategy, bankruptcy case and future plans of the Issuer which include, among other things, the pursuit of potential strategic alternatives and other initiatives and transactions that are designed to enhance enterprise and shareholder value. Unaffiliated third parties have been approached with regard to potential strategic alternatives including alternatives to the bankruptcy plan proposed by the Issuer. As of this date, no definitive plans with regard to potential alternative proposals exist, and the Ad Hoc Committee continues to pursue its objections to the Issuer’s proposed bankruptcy plan through the federal bankruptcy court.

As a result of the actions undertaken on behalf of the Ad Hoc Committee as stated above, the Reporting Persons may be deemed members of a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, with one or more of the other members of the Ad Hoc Committee. The Reporting Persons expressly disclaim membership in a group with the other members of the Ad Hoc Committee or any other person.

If the Reporting Persons were found to have been members of a group with the other members of the Ad Hoc Committee, then based on information and belief, the aggregate number of shares of Common Stock beneficially owned by such group as of April 6, 2007 would have been 20,333,567 shares or approximately 23.3% of the Issuer’s Common Stock. As of the date of this amended Schedule 13D filing, the Ad Hoc Committee consists of the Reporting Persons and two other members.

Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in the Exhibits hereto, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, actions taken by the creditors committee of the Issuer, developments in the Issuer’s bankruptcy case, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future, subject to requirements of any applicable court orders including the Order, take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)           The percentages used herein are calculated based on the 87,381,308  shares of Common Stock reported by the Issuer to be issued and outstanding as January 31, 2007, in the Issuer’s latest Form 10-K, as filed with the Securities and Exchange Commission on March 16, 2007.

Marathon LLP may be deemed the beneficial owner of the 2,567,819 shares or 2.9% of the Issuer’s Common Stock managed by Marathon LLP in its capacity as investment adviser. Marathon LLP disclaims beneficial ownership of the Issuer’s Common Stock reported herein and the filing of this Schedule shall not be construed as an admission that any such entity is the beneficial owner of any securities covered by this Schedule.

M.A.M., Marathon Ltd., Messrs Arah, Hosking and Ostrer, as control persons of Marathon LLP may be deemed the beneficial owners of 2,567,819 shares or 2.9% of the Issuer’s Common Stock. Each disclaims beneficial ownership of the Issuer’s Common Stock reported herein and the filing of this Schedule shall not be construed as an admission that any such entity is the beneficial owner of any securities covered by this Schedule.

Mr. Hosking is the direct and beneficial owner of 65,000 shares of the Class A Common Stock of the Issuer.

As indicated in Item 4, the Reporting Persons may be deemed members of a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, with the other members of the Ad Hoc Committee. The Reporting Persons expressly disclaim membership in a group with the other members of the Ad Hoc Committee or any other person. On information and belief, the Reporting Persons believe that the current members of the Ad Hoc Committee are Marathon LLP, Mr. Hosking and Owl Creek Asset Management, L.P., and that the aggregate number of shares of Common Stock of the Issuer beneficially owned as of April 25, 2007 by all of such persons, including the Reporting Persons, was 7,032,819 shares, or 8.0% of the shares outstanding.

(b)           Marathon LLP, in its capacity as investment adviser has the power to vote 1,860,839 and dispose of 2,567,819 shares or 2.9% of the Issuer’s Common Stock managed by it.

Certain of the clients of Marathon LLP have retained the right to vote the securities held in their Managed Accounts. M.A.M., Marathon Ltd., Messrs Arah, Hosking and Ostrer, as control persons of Marathon LLP may be deemed to have the power to vote 1,860,839 and dispose of the 2,567,819 shares or 2.9% of the Issuer’s Common Stock managed by Marathon LLP.

Mr. Hosking, individually has the sole power to vote and dispose of 65,000 shares.

(c)           None.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

The following exhibit is filed as part of this 13D:

Exhibit 1. Verified Amended Statement of the Ad Hoc Committee of Equity Security Holders Pursuant to Bankruptcy Rule 2019(a) filed as of March 21, 2007.

Exhibit 2 Joint Filing Agreement, dated as of May 1, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MARATHON ASSET MANGEMENT (SERVICES) LTD.		MARATHON ASSET MANAGEMENT LLP

By:	/s/ William Arah	By:	/s/ William Arah
	William Arah, Director		William Arah, Director

Date: May 1, 2007		Date: May 1, 2007

M.A.M. INVESTMENTS LTD.

By:	/s/ Jeremy Hosking	By:	/s/ William Arah
	Jeremy Hosking, an individual		William Arah, Director
Date: May 1, 2007
Date: May 1, 2007

By:	/s/ Neil Ostrer
Neil Ostrer, an individual
Date: May 1, 2007

By:	/s/ William Arah
William Arah, an individual
Date: May 1, 2007

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).